

Mail Stop 3233

March 13, 2017

Via E-mail
George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
2141 Rosecrans Avenue, Suite 2100
El Segundo, CA 90245

> **Re:** **Landmark Infrastructure Partners LP**
> **Registration Statement on Form S-3**
> **Filed February 23, 2017**
> **File No. 333-216190**

Dear Mr. Doyle:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that Landmark Infrastructure Finance Corp. is a registrant on this Form S-3 and may co-issue debt securities. It does not appear that Landmark Infrastructure Partners LP has provided a full and unconditional guarantee of the debt securities to be co-issued by Landmark Infrastructure Finance Corp. Please refer to Rule 3-10(b) of Regulation S-X and revise accordingly or tell us why such revisions are not necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John M. Greer
        Latham & Watkins LLP
        Via E-mail